August 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Hicks Acquisition Company II, Inc.

Request to Withdraw Registration Statement on Form S-4

File No. 333-182437

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hicks Acquisition Company II, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-182437) (the “Registration Statement”), initially filed with the Commission on June 29, 2012, as amended pursuant to that Post-Effective Amendment No. 1 filed with the Commission on July 2, 2012, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on June 29, 2012, and no securities have been sold thereunder.

The Registration Statement registered the offering of certain warrants that would have been amended in connection with a proposed business combination (the “Transaction”) between the Registrant and Appleton Papers Inc., a Delaware corporation (“Appleton”), pursuant to that certain Equity Purchase Agreement, dated as of May 16, 2012 (the “Equity Purchase Agreement”), by and among the Registrant, HH-HACII, L.P., a Delaware limited partnership, Appleton and Paperweight Development Corp., a Wisconsin corporation (“PDC”), and that certain Cross Purchase Agreement, dated as of May 16, 2012 (together with the Equity Purchase Agreement, the “Purchase Agreements”), by and between the Registrant and PDC. The Registrant, Appleton and PDC entered into that certain Termination Agreement, dated as of July 13, 2012, pursuant to which the Purchase Agreements were terminated. Accordingly, the Registrant will not proceed with the proposed offering of its amended warrants in connection with the Transaction. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Securities and Exchange Commission

August 2, 2012

We appreciate your assistance, and should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, James A. Deeken of Akin Gump Strauss Hauer & Feld LLP, at (214) 969-4788.

Sincerely,

HICKS ACQUISITION COMPANY II, INC.

By:	/s/ Christina Weaver Vest

Christina Weaver Vest
President, Chief Executive Officer and Chief Financial Officer